# PEGASUS TEL, INC.

# CONDENSED FINANCIAL STATEMENTS
## (unaudited)

# For the Year Ended December 31, 2024

# PEGASUS TEL, INC.
## Balance Sheets
## (Unaudited)

|  | | December 31, | | |
| --- | --- | --- | --- | --- |
|  | | **2024** | | **2023** |
| **Assets** | | | | |
|  | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | | $ - | | $ - |
| Total current assets | | - | | - |
|  | | | | |
| Total assets | | $ - | | $ - |
|  | | | | |
| **Liabilities and Stockholders' Deficit** | | | | |
|  | | | | |
| Current Liabilities: | | | | |
| Accounts payable and accrued liabilities | | $ 39,405 | | $ 39,405 |
| Total current liabilities | | 39,405 | | 39,405 |
|  | | | | |
| Total liabilities | | 39,405 | | 39,405 |
|  | | | | |
| Stockholders' Deficit | | | | |
| Preferred Stock, Series C Conertible, $0.0001 par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding at December 31, 2021 and at December 31, 2020 respctively | | 100 | | 100 |
| Preferred Stock, Series D Convertible, $0.0001 par value, 10,000,000 shares authorized, 2,436,453 shares issued and outstanding at December 31, 2021 and at December 31, 2020 respctively | | 244 | | 244 |
| Common Stock, $0.0001 par value, 19,990,000,000 shares authorized, 3,510,496,677 shares issued and outstanding, at December 31, 2021 and at December 31, 2020 respectively | | 351,050 | | 351,050 |
| Additional paid-in capital | | 22,700 | | 22,700 |
| Accumulated deficit | | (413,499) | | (413,499) |
| Total stockholders' deficit | | (39,405) | | (39,405) |
|  | | | | |
| Total liabilities and stockholders' deficit | | $ - | | $ - |

The accompanying notes are an integral part of these financial statements

# PEGASUS TEL, INC.
## Statement of Operations
## (Unaudited)

| | | For the Years Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2024** | | **2023** |
| Revenues | | $ - | | $ - |
| | | | | |
| Operating expenses | | | | |
| Other general and administrative expenses | | - | | - |
| Total operating expenses | | - | | - |
| | | | | |
| Loss from operations | | - | | - |
| | | | | |
| Other income (expense) | | | | |
| Loss on settlement of debt | | - | | - |
| Interest expense | | - | | - |
| Total other income (expense) | | - | | - |
| | | | | |
| Net loss | | $ - | | $ - |
| | | | | |
| Basic and fully diluted loss per common share | | $ - | | $ - |
| | | | | |
| Basic and fully diluted weighted average common shares outstanding | | 3,510,496,677 | | 3,510,496,677 |

The accompanying notes are an integral part of these financial statements

## PEGASUS TEL, INC.
### Statement of Changes in Stockholders' Deficit
### For the Years Ended December 31, 2023 and 2024
### (Unaudited)

| | Series C Preferred Stock | | Series V Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Shares | Amount | Capital | Deficit | Total |
| Balance at December 31, 2022 | 1,000,000 | $ 100 | 2,436,453 | $ 244 | 3,510,496,677 | $ 351,050 | $ 22,700 | $ (384,296) | $ (10,202) |
| Net Income for the year ended December 31, 2022 | | | - | - | - | - | - | (29,203) | (29,203) |
| Balance at December 31, 2023 | | | 2,436,453 | $ 244 | 3,510,496,677 | $ 351,050 | $ 22,700 | $ (413,499) | $ (39,405) |
| Net Income for the year ended December 31, 2024 | | | - | - | - | - | - | - | - |
| Balance at December 31, 2024 | | | 2,436,453 | $ 244 | 3,510,496,677 | $ 351,050 | $ 22,700 | $ (413,499) | $ (39,405) |

The accompanying notes are an integral part of these financial statements

## PEGASUS TEL, INC.
### Statement of Cash Flows
### (Unaudited)

| | For the Years Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| **Cash Flows from Operating Activities:** | | |
| Net loss | $ - | $ - |
| Adjustments to reconcile net loss to net cash provided | | |
| by (used in) operating activities: | | |
| Issuance of common stock as share based compensation | - | - |
| Loss on extinquishment of debt | - | - |
| Changes in assets and liabilities | | |
| Increase (decrease) in accounts payable | - | - |
| Increase (decrease) in due to related parties | - | - |
| Net cash provided by (used in) operating activities | - | - |
| | | |
| **Cash Flows from Investing Activities** | - | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Proceeds from related party promissory note | - | - |
| | - | |
| | | |
| Net increase (decrease) in cash | - | - |
| Cash and cash equivalents, beginning of period | - | - |
| Cash and cash equivalents, end of period | - | - |
| | | |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for taxes | $ - | $ - |
| | | |
| Non-cash transactions: | | |
| | - | - |

The accompanying notes are an integral part of these financial statements

**PEGASUS TEL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**(unaudited)**

## 1. ORGANIZATION AND BUSINESS BACKGROUND

Pegasus Tel, Inc. (the "Company") was incorporated in the State of Delaware on February 19, 2002. The company originally was focused on providing outdoor payphones and telecommunications services. On March 21, 2012, the Company signed an acquisition agreement with Total-Invest International B.V. a Dutch limited liability company located in Amsterdam in the Netherlands to buy 100% of the outstanding stock of Blue Bull Ventures B.V for 2,436,453 series D preferred shares which are convertible to 20,000 common shares for each Series D Preferred Stock outstanding. The Company further issued an aggregate of 1,000,000 shares of Series C Preferred Stock to Total-Invest B.V. pursuant to a Securities Purchase Agreement which are convertible to 10 common shares for each Series C Preferred Stock outstanding. The series C preferred stock has voting rights of 350 times that number of votes on all matters submitted to shareholders and can be converted into 10 times the amount of common shares. The Company is in the development stage, and has not commenced planned principal operations since 2012.

### Going Concern

These unaudited financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As of December 31, 2021, the Company had no revenues and an accumulated deficit of $411,014. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

These accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

### Basis of consolidation

The unaudited consolidated financial statements include the financial statements of Pegasus Tel, Inc.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Use of estimates**

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include valuing equity securities issued in share-based payment arrangements, determining the fair value of our common stock, the collectability of accounts receivable and deferred taxes and related valuation allowances. Certain of our estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to our industry, and general economic conditions. It is possible that these external factors could have an effect on our estimates that could cause actual results to differ from our estimates. We re-evaluate all of our accounting estimates at least quarterly based on these conditions and record adjustments when necessary.

**Accounts receivable and allowance for doubtful accounts**

Accounts receivable consists of amounts due from customers. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management's assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness and the economic environment.

**Inventories**

Inventories include direct materials, labor and factory overhead and are stated at lower of cost or market value, cost being determined on a first-in, first-out basis. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. TheCompany provides inventory allowances based on excess and obsolete inventories.

**Property, plant and equipment**

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values. Property, plant and equipment are depreciated over their estimated useful lives as follows:

### 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

| Depreciable life | |
| --- | --- |
| Buildings | 6-50 |
| years Plant and machinery | 10 years |
| Office equipment | 7 years |
| Motor vehicles | 7 years |
| Computer equipment | 3 years |

**Goodwill and intangible assets**

We account for business combinations in accordance with current authoritative guidance, which requires that the acquisition method of accounting be used for all business combinations. It requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Furthermore, it requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. No impairment of intangibles has been identified since the date of acquisition.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. The company generally seeks the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In the opinion of management, there was no impairment for the year ended December 31, 2024.

### Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. In the opinion of management, there has been no impairment for the period ended December 31, 2024.

### Investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. The Company records its share of the investee's earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes in the accompanying consolidated statements of operations. The Company evaluates it equity method investment for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced other than temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary value, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment. In the opinion of management, there was no impairment for the period ended December 31, 2024.

## 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Deferred income taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

### Net income per share

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

### Stock-Based Compensation

We recognize compensation expense for stock-based compensation in accordance with ASC Topic 718. For employee stock-based awards, we calculate the fair value of the award on the date of grant using the Black-Scholes method for stock options and the quoted price of our common stock for unrestricted shares; the expense is recognized over the service period for awards expected to vest. For non-employee stock-based awards, we calculate the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the pro rata compensation expense is adjusted accordingly until such time the nonemployee award is fully vested, at which time the total compensation recognized to date

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

equals the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient's performance is complete. The estimation of stock- based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

**Fair value of financial instruments**

We have adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates fair values because of the short-term maturing of these instruments. The carrying amounts of our short- and long-term credit obligations approximate fair value because the effective yields on these obligations, which include contractual interest rates which are comparable to rates of returns for instruments of similar credit risk and because of the short-term maturity of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

## 3.   SUBSEQUENT EVENTS

None,